THE POLARIS FUND

                                 PRIVACY POLICY






                                                               March 30, 2004




Dear Shareholders:

The Federal Securities & Exchange Commission has adopted a ruling regarding the "Privacy of Consumer Finacial Information" known as Regulation S-P. This ruling states that financial institutions such as your Fund must provide you with this notice of our privacy policies and practices on an annual basis.
We are pleased to report that:

  A: Information We Collect - Our application forms contain names, addresses, phone numbers, W9 status and social security or tax ID numbers for regular accounts. Our IRA application forms also contain birth date and beneficiary information. We also keep record of all of your security transactions such as your account balances and transaction histories.

  B: Our Disclosure Statement - We only disclose personal information about you either while you are a shareholder or if you have left the Fund as required by law. And, since we handle regular transactions internally, the number of employees that even see your information is limited. However, funds cannot be IRA trustees. We use Delaware Charter Guarantee and Trust Co. to provide this service which requires that we disclose our IRA shareholder name and address list to it on an annual basis. In this regard, we have forwarded a letter requiring them to get permission from our IRA shareholders if they wish to use the information we supply other than that required by law.


You may call 1-877-226-7780 if there are any questions about our Regulation S-P status.







Respectfully submitted



/s/ Marcus B. Crawshaw

President